Exhibit 99.2

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2002 AND 2001

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002 AND 2001

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos of September 30, 2002 purchasing power

	September 30,
	2002		2001
Assets
CURRENT ASSETS:
Cash and cash equivalents (Note 8a.)	Ps	1,078,848	Ps	307,479
Accounts and notes receivable — Net (Note 8b.)		2,540,035		2,098,900
Inventories — Net (Note 8c.)		1,440,740		1,547,629
Prepaid expenses and recoverable taxes (Note 8d.)		34,117		45,164

Total current assets		5,093,740		3,999,172
INVESTMENTS IN ASSOCIATED COMPANIES — Net (Note 11)		561,574		853,071
PROPERTY, PLANT AND EQUIPMENT — Net (Note 3)		8,151,788		7,994,607
OTHER ASSETS		70,045		61,646

Total assets	Ps	13,877,147	Ps	12,908,496

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Notes payable to financial institutions, including current portion of long-term debt (Note 4)	Ps	597,039	Ps	1,349,620
Trade accounts and notes payable		801,086		785,017
Other accounts payable and accrued expenses (Note 8e.)		463,441		397,141

Total current liabilities		1,861,566		2,531,778

LONG-TERM DEBT (Note 4)		1,101,816		58,983
OTHER LIABILITIES AND DEFERRED CREDITS		199,536		203,329
DEFERRED INCOME TAX (Note 6)		2,280,841		2,196,899

Total non-current liabilities		3,582,193		2,459,211

Total liabilities		5,443,759		4,990,989

SHAREHOLDERS’ EQUITY (Note 5):
Capital stock		10,516,336		10,516,336
Additional paid-in capital		6,877,152		6,877,152
Retained earnings		16,325,375		15,876,531
Cumulative deferred income tax		(2,349,987)		(2,349,987)
Cumulative translation adjustment		(896,102)		(790,730)
Cumulative loss from holding non-monetary assets		(22,024,489)		(22,256,822)

Equity of majority shareholders		8,448,285		7,872,480
Minority interest in consolidated subsidiary		(14,897)		45,027

Total shareholders’ equity		8,433,388		7,917,507
CONTINGENCIES AND COMMITMENT (Notes 9 and 10)

Total liabilities and shareholders’ equity	Ps	13,877,147	Ps	12,908,496

The accompanying eleven notes are an integral part of these consolidated financial statements.

Guillermo Vogel H. Vice Chairman of the Board	Claudio Gugliuzza V. Administrative Director

(1)

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Note 7)

Thousands of Mexican pesos - except income per share - of September 30, 2002 purchasing power

		Nine-month period ended September 30,
		2002		2001
Net sales	Ps	4,856,057	Ps	5,230,073
Cost of products sold		(2,943,870)		(3,036,758)
Operating expenses		(859,186)		(965,387)

Operating profit		1,053,001		1,227,928
Comprehensive financing cost (Note 1a.)		(170,699)		(27,131)

Other expenses — Net		(5,696)		(7,704)
Income before the following items		876,606		1,193,093
Provisions for income tax, asset tax and employees’ statutory profit sharing (Note 6)		(121,988)		(426,921)

Income before equity in associated companies and other item		754,618		766,172
Equity in income (loss) of associated companies (Note 11)		11,811		(84,357)

Income before the following item		766,429		681,815
Cumulative effect of change in accounting principle (Note 1q.)		—		(11,374)

Net income for the period	Ps	766,429	Ps	670,441

Net income corresponding to majority Shareholders	Ps	806,744	Ps	655,502
Minority interest in (loss) income of consolidated subsidiary		(40,315)		14,939

Net income for the period	Ps	766,429	Ps	670,441

Income per share in Mexican pesos (Note 1o.):
Income before the following item	Ps	2.26	Ps	2.01
Cumulative effect of change in accounting principle		—-		(0.03)

Net income per share	Ps	2.26	Ps	1.98

The accompanying eleven notes are an integral part of these consolidated financial statements.

Guillermo Vogel H. Vice Chairman of the Board	Claudio Gugliuzza V. Administrative Director

(2)

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Note 5)

thousands of Mexican pesos of September 30, 2002 purchasing power

	Capital stock	Additional paid-in capital	Retained earnings	Cumulative deferred income tax	Cumulative translation adjustment	Cumulative loss from holding non-monetary assets	Equity of majority shareholders	Minority interest in consolidated subsidiary	Total shareholders’ equity
Balances at January 1, 2001	Ps10,516,336	Ps6,877,152	Ps15,527,934	(Ps2,349,987)	(Ps709,629)	(Ps22,235,256)	Ps7,626,550	Ps30,525	Ps7,657,075
Dividends paid			(306,905)				(306,905)		(306,905)
Comprehensive income (Note 1r.)			655,502		(81,101)	(21,566)	552,835	14,502	567,337

Balances at September 30, 2001	Ps10,516,336	Ps6,877,152	Ps15,876,531	(Ps2,349,987)	(Ps790,730)	(Ps22,256,822)	Ps7,872,480	Ps45,027	Ps7,917,507

Balances at January 1, 2002	Ps10,516,336	Ps6,887,152	Ps15,794,614	(Ps2,349,987)	(Ps827,999)	(Ps22,537,870)	Ps7,472,246	Ps29,355	Ps7,501,601
Dividends paid			(275,983)				(275,983)		(275,983)
Comprehensive income (Note 1r.)			806,744		(68,103)	513,381	1,252,022	(44,252)	1,207,770

Balances at September 30, 2002	Ps10,516,336	Ps6,877,152	Ps16,325,375	(Ps2,349,987)	(Ps896,102)	(Ps22,024,489)	Ps8,448,285	(Ps14,897)	Ps8,433,388

The accompanying eleven notes are an integral part of these consolidated financial statements.

Guillermo Vogel H. Vice Chairman of the Board	Claudio Gugliuzza V. Administrative Director

(3)

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos of September 30, 2002 purchasing power

	Nine-month period ended September 30,
	2002	2001
Resources provided by operations:
Income before other item	Ps 766,429	Ps681,815

Adjustments to reconcile net income to resources provided by operating activities:
Depreciation and other	359,813	328,534
Deferred income tax	(95,817)	(61,630)
Equity in (income) loss of associated companies	(11,811)	84,357
Exchange loss which did not require resources	64,755	16,891
(Increase) decrease in accounts receivable, notes receivable, prepaid expenses and recoverable taxes	(673,152)	154,794
Decrease (increase) in inventories	233,856	(121,605)
Increase (decrease) in trade accounts and other accounts payable and accrued expenses	289,203	(166,197)

Total adjustments	166,847	235,144

Resources provided by operations before the following item	933,276	916,959
Cumulative effect of change in accounting principle	—	(11,374)

Resources provided by operations	933,276	905,585

Resources used in investing activities:
Increase in interest in subsidiaries and associated companies	(613)	(62,179)
Acquisitions of property, plant and equipment — Net	(162,760)	(565,066)

Resources used in investing activities	(163,373)	(627,245)

Resources used in financing activities:
Net increase (decrease) in short-term debt to banks	6,100	(48,987)
Net increase in long-term debt to banks	—	58,987
Dividends paid	(275,983)	(306,905)

Resources used in financing activities	(269,883)	(296,905)

Net increase (decrease) in cash and cash equivalents	500,020	(18,565)
Cash and cash equivalents at the beginning of the period	578,828	326,044

Cash and cash equivalents at the end of the period	Ps1,078,848	Ps307,479

The accompanying eleven notes are an integral part of these consolidated financial statements.

Guillermo Vogel H. Vice Chairman of the Board	Claudio Gugliuzza V. Administrative Director

(4)

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2002 AND 2001

(Amounts in thousands of Mexican pesos (Ps) of September 30, 2002 purchasing power and thousands of US dollars ($), Euros (EUR) and Japanese yen (JPY), except for exchange rates)

NOTE 1 — MAIN ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Tubos de Acero de Mexico, S. A. (Tamsa or the Company) was formed in 1952 and consists of a group of companies that manufacture and sell seamless steel pipe, primarily for use in the petroleum industry.

The accompanying consolidated financial statements are expressed in thousands of Mexican pesos of September 30, 2002 purchasing power and have been prepared applying accounting principles generally accepted in Mexico.

The significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

a. Recognition of the effects of inflation in the consolidated financial statements —

The Company recognizes the effects of inflation in its consolidated financial statements in accordance with accounting principles generally accepted in Mexico. As a result of the recognition of the effects of inflation in the consolidated financial statements, the consolidated financial statements include the following items:

Gain (loss) from holding non-monetary assets represents the change in the basis of restatement of non-monetary assets (primarily property, plant and equipment) vis-a-vis the rate of inflation as measured by the National Consumer Price Index (NCPI — see Note 1f.). Additionally, this figure includes the effect of the restatement of inventories and cost of products sold at replacement cost as required by Statement B-10 issued by the Mexican Institute of Public Accountants (MIPA). This gain (loss) is included in shareholders’ equity as a component of the cumulative loss from holding non-monetary assets account.

Gain on net monetary position represents the purchasing power gain from holding monetary items, measured by the NCPI, in Mexican pesos of September 30, 2002 purchasing power. This effect is included in comprehensive financing cost in the accompanying consolidated statements of income, as shown on the next page.

(5)

	Nine-month period ended September 30,
	2002	2001
Gain on net monetary position	Ps 51,101	Ps 17,479
Interest and financing expense — Net	(35,433)	(52,075)
Foreign exchange (loss) gain — Net	(186,367)	7,465

Comprehensive financing result	(Ps170,699)	(Ps27,131)

Inflation rates in Mexico and Venezuela for the reported periods were as follows:

	2002	2001
México	3.9%	3.4%
Venezuela	25.0%	9.5%

b. Principles of consolidation and valuation of investments in associated companies —

The accompanying consolidated financial statements include the financial statements of Tamsa and its wholly-owned subsidiaries, which are shown below:

Company	Main activity
Inmobiliaria Tamsa, S. A. de C. V.	Leasing of real estate

Tamsider, S. A. de C. V. (Tamsider) and subsidiaries, includes Tavsa — Tubos de Acero de Venezuela, S. A. (Tavsa)	Promotion and organization of steel-related companies

Tamtrade, S. A. de C. V.	Sale of seamless steel pipe

Empresas Riga, S. A. de C. V. (Riga) (acquired on June 20, 2001)	Manufacture of welded connectors made of seamless steel pipe

Socover, S. A. de C. V. (acquired on October 1, 2001)	Sale of seamless steel pipe

Corporación Tamsa, S. A. (liquidated on August 1, 2002)	Sale of seamless steel pipe

Balances and transactions between Tamsa and its subsidiaries were eliminated in the consolidation.

(6)

Investments in associated companies, in which Tamsa owns 10% or more of the common stock, are accounted for by the equity method of accounting. Investments representing less than 10% of the investee’s equity are carried at acquisition cost, restated using the NCPI.

c. Cash and cash equivalents —

Cash and cash equivalents comprise cash and highly liquid short-term securities with an initial maturity of less than three months. Highly liquid short-term securities are carried at fair market value (see Note 8a.).

d. Inventories —

Inventories are stated at their estimated net replacement cost, which is not in excess of their net realizable value (see Note 8c.). The cost of products sold reflects their estimated replacement cost at the time of sale.

In conformity with industry practices, manufacturing tools, spare parts and supplies are included under current assets, even though they may not be consumed within one year.

Based on inventory turnover levels, the Company increased its allowance for obsolescence, which is charged to cost of products sold, by Ps12,743 in the nine-month period ended September 30, 2002. In the same period of 2001 it was not necessary to increase this allowance.

e. Maintenance expenses of production capacity —

Ordinary maintenance expenses are expensed as cost of products sold in the period in which they are incurred.

Special maintenance expenses incurred to maintain the production capacity of the industrial facilities are recorded as deferred expenses when incurred and amortized over a period of 12 to 24 months, which corresponds to the period in which the benefits of the maintenance are expected to be realized (see Note 8d.).

f. Property, plant and equipment —

The Company follows the following policies in respect of property, plant and equipment:
—	Property and domestically-sourced machinery and equipment are restated by applying factors derived from the NCPI to their carrying value as determined at December 31, 1996, or to their acquisition cost if purchased after that date.
—	Imported machinery and equipment are restated by applying inflation factors of the country of origin to the acquisition cost (expressed in the original currency), and subsequently translated at the period-end exchange rate.

(7)

As a result of the foregoing valuation methods, the Company recorded a gain from holding non-monetary assets in the cumulative loss from holding non-monetary assets account of Ps587,464 in 2002 and Ps17,400 in 2001, which are shown as a component of comprehensive income of the period.

Depreciation is calculated by the straight-line method, based on the useful lives of the assets as determined by the Company, on both original cost and the restatement increments (see Note 3).

Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. In the case of disposition of assets, assets and related depreciation are removed from the accounts and the net amount, less proceeds from the disposition, is charged or credited to income.

g. Licenses and computer software costs —

Licenses and costs related to the development of software for internal use are capitalized and amortized on a straight-line basis over three years.

h. Goodwill —

Goodwill is restated by applying inflation factors derived from the NCPI to the acquisition cost and is amortized by the straight-line method over a period, not exceeding five years, that in the opinion of management approximates the period in which the acquired subsidiaries will benefit the Company.

i. Long-lived assets —

The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such an asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

j. Seniority premiums —

Seniority premiums to which employees are entitled upon termination of employment, for any cause, after 15 years of service, in accordance with the Federal Labor Law, are recognized as expenses as these premiums accrue, based on actuarial calculations, in conformity with Statement D-3, “Labor Liabilities” issued by the MIPA. The Company has established a trust fund and created a provision for this purpose.

(8)

Following is a summary of the significant data relevant to these benefits:

	September 30,
	2002	2001
Actuarially determined projected benefit obligation	(Ps11,805)	(Ps9,624)
Liability reserve to cover the plan	10,709	11,554
Net assets of the trust	2,171	1,430
Unamortized prior services cost and adjustments and other adjustments based on in supposals by experience seniority	(1,075)	(3,360)

Net projected benefit obligation	Ps —	Ps —

Other benefits based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income when they become payable.

k. Foreign currency balances and transactions —

Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates they are entered into. Balances denominated in foreign currencies are translated at period-end exchange rates. Exchange differences arising from fluctuations in rates between the date of the transaction and the date of settlement, or the balance sheet date, are charged or credited to income.

The financial statements of foreign subsidiaries and associated companies classified as foreign entities are restated using the NCPI of the country in which the entity operates and subsequently translated into Mexican pesos at the exchange rate on the date of the financial statements.

The financial statements of foreign subsidiaries classified as integrated foreign operations are translated as follows: a) monetary assets and liabilities at the exchange rate on the date of the financial statements; b) non-monetary items at the historical exchange rate; c) income statement items at the average monthly exchange rate; and d) the translation gain or loss is recorded as a component of comprehensive financing cost. Mexican peso financial statements are restated at the Company’s balance sheet date by applying the provisions of Statement B-10.

l. Revenue recognition —

The Company recognizes its revenue in accordance with international commercial terms (incoterms), pursuant to which delivery of products to customers is deemed completed at different points, ranging from Tamsa’s to the customer’s site.

m. Debt costs —

Costs related to syndicated loans are amortized over the term of the related debt.

(9)

n. Income tax, asset tax and employees’ statutory profit sharing —

Income tax and employees’ statutory profit sharing are charged to income of the period in which they are incurred. Asset tax is recorded as an advance payment of income tax, at its estimated recoverable value at the date of the financial statements.

Deferred income tax is recognized by the comprehensive assets and liabilities method. This method consists of calculating deferred income tax by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the financial statement date.

o. Income per share —

Income per share is computed by dividing consolidated net income corresponding to the majority shareholders by the weighted average number of shares outstanding during the period, taking into account the five-to-one split mentioned in Note 5 (339,284,120 in 2002 and 2001). This weighted average number of shares outstanding excludes 3,650,000 shares owned by Tamsider. As of September 30, 2002 and 2001, no dilutive instruments were outstanding (see Note 5).

p. Insurance —

In accordance with industry practice, the Company is insured for catastrophic casualty and certain property and business interruption exposures. Additionally, the Company is insured for third party liability as well as for risks required to be covered by law or contract. Costs of insurance are recorded as prepaid expenses and amortized by the straight-line method over the term of the contracts. Costs resulting from noninsured losses are charged to income upon occurrence.

q. Derivative financial instruments —

The Company occasionally enters into various derivative instruments to hedge its exchange rate exposures, mainly from balances in United States dollars, Euros and Japanese yen. Additionally, the Company enters into forward contracts to hedge the change in market prices related to raw material (aluminium) and combustible (natural gas), used in its operations.

Derivative financial instruments related to foreign currencies are valued at their fair value at the valuation date. Financial assets and liabilities derived from these financial instruments are accounted for in the balance sheet. Variations in the fair value of the financial instruments from one period to another are charged to income for the period. The cost of these contracts is amortized over their term, and is charged to interest expense (see Note 10).

Contracts to hedge the variations in market prices of aluminium and natural gas do not exceed the production requirements of the period. Realized gains or losses are charged to cost of products sold upon occurrence.

(10)

The cumulative effect at the adoption date of this method amounted to Ps11,374, net of taxes, and is shown as cumulative effect of change in accounting principle in 2001, in accordance with Statement A-7 “Comparability” issued by the MIPA.

r. Comprehensive income —

The items that integrate earned capital during the period are shown in the statement of changes in shareholders’ equity under comprehensive income. Comprehensive income is shown as follows:

	Nine-month period ended September 30,
	2002	2001
Majority shareholders:
Net income for the period	Ps 806,744	Ps655,502
Cumulative translation adjustment of foreign subsidiaries	(68,103)	(81,101)
Gain (loss) from holding non-monetary assets	513,381	(21,566)

Comprehensive income of majority shareholders	1,252,022	552,835
Minority shareholders:
Net (loss) income for the period	(40,315)	14,939
Cumulative translation adjustment of foreign subsidiaries	(3,937)	(437)

Comprehensive (loss) income of minority shareholders	(44,252)	14,502

Total comprehensive income	Ps1,207,770	Ps567,337

s. New accounting standards —

In December 2001, the MIPA issued revised Statement C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”, which supersedes the original Statements C-9 and C-12, both from 1974, and Circulars 46, 47 and 48. The provisions of this new Statement are effective for years commencing on or after January 1, 2003; however, early adoption is recommended.

The objective of revised Statement C-9 is to establish rules for valuation and disclosure of liabilities and provisions, to determine particular rules for valuation and disclosure of contingent assets and liabilities, and to provide rules for disclosure of commitments acquired by an entity as a part of its normal activities.

In January 2002, the MIPA issued revised Statement C-8, “Intangible Assets”, which supersedes the current Statement C-8, effective since 1976. The provisions of this new Statement are effective for years commencing on or after January 1, 2003; however, early adoption is recommended.

(11)

The significant provisions of revised Statement C-8 are: (i) it establishes rules and criteria for accounting for research and development costs; (ii) pre-operating costs identified with research and development activities are charged to expenses; and (iii) valuation rules are based on a logical sequence of the assets’ useful life, considering initial recognition and valuation of the intangible asset, recognition of an expense, additional payments and valuation after the initial recognition.

NOTE 2 — POSITION IN FOREIGN CURRENCIES:

The Company had assets and liabilities denominated in foreign currencies, mainly US dollars, as follows:

	September 30,
	2002	2001
Assets:
Cash and cash equivalents	$ 95,765	$ 18,296
Other current assets (mainly receivables)	201,625	161,233
Assets of foreign subsidiaries	7,170	26,730

	304,560	206,259

Liabilities:
Notes payable to banks (1)	58,725	135,000
Other current liabilities	66,917	55,391
Liabilities of foreign subsidiaries	3,226	14,942
Long-term debt	108,375	5,900
Deferred liabilities	17,937	18,891

	255,180	230,124

Net asset (liability) position	$ 49,380	($23,865)

(1) Includes $32,100 and $20,000 as of September 30, 2002 and 2001, respectively, of notes payable by Tavsa.

All of the above monetary assets and liabilities were translated at the exchange rates of Ps10.1667 and Ps9.5258 per US dollar at September 30, 2002 and 2001, respectively. Assets and liabilities of Tavsa were translated into Venezuelan bolivars (Bs) at the exchange rates of Bs1,475.5 and Bs743 per US dollar at September 30, 2002 and 2001, respectively.

As of October, 24, 2002, date of issuance of the consolidated financial statements, exchange rates were of Ps9.9723 and Bs1,430.75 per US dollar.

(12)

NOTE 3 — PROPERTY, PLANT AND EQUIPMENT:

	September 30,		Remaining estimated years of useful life
	2002	2001	2002	2001
Land	Ps 425,957	Ps 416,803

Buildings	2,218,432	2,201,031	35	36
Machinery and equipment	13,166,538	12,525,348	20 and 12	21 and 13

	15,384,970	14,726,379
Accumulated depreciation	(8,982,794)	(8,215,336)

	6,402,176	6,511,043

Construction in progress	1,323,655	1,066,761

	Ps 8,151,788	Ps 7,994,607

Depreciation expense for the nine-month periods ended September 30, 2002 and 2001 amounted to Ps322,216 and Ps301,796, respectively.

NOTE 4 — DEBT OBLIGATIONS:

a. Short-term debt —

Notes payable to financial institutions with maturities of less than one year, and other short-term debt, were as follows:

	September 30,
	2002		2001
Unsecured loans from foreign financial institutions	Ps 326,351	$32,100	Ps 349,901	$ 35,000
Current portion of long-term
unsecured loans	6,354	625
Current portion of long-term
syndicated loans	264,334	26,000	999,719	100,000

	Ps 597,039	$58,725	Ps 1,349,620	$135,000

The 2001 Mexican peso amounts were originally translated using the corresponding exchange rate and are restated in thousands of Mexican pesos of September 30, 2002 purchasing power.

The average annual interest rate over short-term debt for the nine-month periods ended September 30, 2002 and 2001 were 3.91% and 6.18%, respectively.

Short-term debt at September 30, 2002 was comprised of loans to Tavsa in the amount of $32,100, guaranteed by Tamsa bearing interest at 3.5% annually, the first installment of the long-term syndicated loan (mentioned below in Note 4.c) in the amount of $26,000 and the first installment of the long-term debt of Riga in the amount of $625.

(13)

At September 30, 2001 short-term debt was comprised of debt of Tamsa in the amount of $10,000, bearing interest at 5.1% annually, debt of Riga in the amount of $5,000 bearing interest at 4.6% annually and debt of Tavsa in the amount of $20,000, guaranteed by Tamsa, bearing interest at 5.8% annually.

Interest rates include the effect of a Mexican withholding tax of 4.9% for Tamsa and a Venezuelan withholding tax of 4.95% for Tavsa.

At September 30, 2002 the Company had approved lines of credit amounting to $117,500, from which $43,700 have been utilized for short-term loans to Tavsa and guarantees.

b. Long-term debt —

Long-term debt was payable in US dollars and is analyzed as follows:

	September 30,
	2002			2001
Syndicated loan payable to foreign and Mexican financial institutions maturing in May 2002, prepaid in December 2001				Ps	999,712	$100,000

Syndicated loan payable to foreign and Mexican financial institutions in three semi-annual installments from June 2003 to June 2004	Ps	1,321,671	$130,000

Unsecured loans from financial institutions to subsidiary companies		50,833	5,000		58,983	5,900

Current portion of long-term debt		(270,688)	(26,625)		(999,712)	(100,000)

	Ps	1,101,816	$108,375	Ps	58,983	$5,900

The average annual interest rates paid on long-term debt, for the nine-month periods ended September 30, 2002 and 2001 were 3.2% and 8.1%, respectively.

The annual interest rate on syndicated long-term loan as of September 30, 2002 and 2001 was 3.1% and 5.5%, respectively.

At September 30, 2002, long-term debt of $5,000 is payable by Riga guaranteed by Tamsa bearing interest at an average annual rate of 3.7% with semi-annual installments of $625 commencing on June, 2003.

At September 30, 2001, long-term debt in an amount of $5,900 was payable by Tavsa guaranteed by Corporacion Tamsa bearing interest at an average annual rate of 10.5%. This debt was restructured in July 2002 by contracting a $6,500 long-term loan with a foreign financial institution bearing interest at 3.3% annually.

(14)

Interest rates include the effect of a Mexican withholding tax of 4.9% for Tamsa and a Venezuelan withholding tax of 4.95% for Tavsa.

Based on the terms of the above loan agreements, payments over the next five years are expected to be as follows:

Twelve-month period ending September 30,
2003	$26,625
2004	105,250
2005	1,250
2006	1,250
2007	625

$135,000

c. Syndicated loans —

On December 14, 2001, Tamsa paid the $100,000 syndicated loan from thirteen foreign banks and two Mexican banks at LIBOR plus 1.75 percentage points, maturing on May 23, 2002. On the same date, Tamsa entered into a new syndicated loan in the amount of $130,000, with a term of two and a half years. This new loan provides for payments of $26,000 in June 2003 and $52,000 each in December 2003 and June 2004, and bears interest at LIBOR plus 1.125 percentage points for the first two years, and at LIBOR plus 1.25 percentage points for the last six months. This loan was utilized to repay the syndicated loan of $100,000, to cover working capital needs and for other general corporate purposes of the Company.

d. Covenants —

The most significant covenants under the current syndicated loan agreement are as follows:

—	Maintenance of minimum levels of working capital ratio;
—	Maintenance of maximum levels of total indebtness; and
—	Compliance with debt service ratios.

At September 30, 2002 the Company was in compliance with the above mentioned covenants.

The current syndicated loan is guaranteed by two of the Company’s subsidiaries.

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NOTE 5 — SHAREHOLDERS’ EQUITY:

At the April 27, 2001 ordinary meeting, the Company’s stockholders approved a five-to-one split of Tamsa’s shares effective July 10, 2001. Also, the conversion factor of the American Depositary Receipts (ADR) was modified, from one ADR to one share, to one ADR to five shares, so that the value of the ADR traded in the American Stock Exchange in New York would not be changed.

The objective of the split was to reduce the relative price of Tamsa’s shares and, therefore, to increase their trading volume in Mexico. For comparative purposes, amounts related to number of shares for periods prior to July 10, 2001, have been adjusted to reflect the split retroactively.

All outstanding shares have been subscribed and paid in full and carry the same rights and obligations.

At September 30, 2002, the Company’s authorized capital stock consisted of 342,934,120 (68,586,824 before the split) common nominative shares with no par value. The number of authorized and outstanding shares at September 30, 2002 and 2001 was as follows:

Series	Authorized	In treasury (1)	Outstanding
Single	342,934,120	(3,650,000)	339,284,120

(1)	Shares owned by Tamsider, a subsidiary of the Company, which were eliminated in consolidation.

At the April 30, 2002 ordinary shareholders’ meeting dividends amounting to Ps278,946 (Ps273,546 nominal, equivalent to $0.0875 dollars per share and to $0.4374 dollars per ADR at the exchange rate of Ps9.1182 per dollar) were declared, payable on May 31, of that year. Dividends paid to parties resident in Mexico and abroad were not subject to an income withholding tax.

At the April 27, 2001 ordinary shareholders’ meeting, dividends amounting to Ps306,906 (Ps291,075 nominal, equivalent to $0.0875 dollars per share and to $0.4374 dollars per ADR at the exchange rate of Ps9.7025 per dollar) were declared, payable on May 30 of that year. The payment of these dividends was subject to a 7.6925% income tax withholding.

Capital stock balance at September 30, 2002 and 2001 restated as of thousands of Mexican pesos of September 30, 2002, comprised the following:

Contributions in nominal pesos	Ps	1,195,221
Cumulative inflation adjustments		9,321,115

Amounts as reported in the consolidated
balance sheet	Ps	10,516,336

As of September 30, 2002, the Company and its subsidiaries had retained earnings amounting to Ps908,093 appropriated to legal reserves.

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Dividends paid from previously taxed retained earnings (which amounted to Ps415,366 at September 30, 2002) are not subject to any income tax payable by the Company. Dividends paid from retained earnings not previously taxed are subject to a 53.85% tax payable by the Company.

Capital reductions are accorded the same tax treatment as dividends for any amount exceeding the value of the cash contributions, adjusted for inflation, plus previously taxed earnings and reinvested previously taxed earnings in accordance with the provisions of the Income Tax Law. Such inflation-indexed contributions amounted to Ps14,410,122 at September 30, 2002.

At September 30, 2002, Siderca International, ApS (Siderca, ApS) and affiliated companies had an ownership interest in the Company of approximately 51%.

Siderca, ApS is a wholly-owned subsidiary of Siderca Sociedad Anonima Industrial y Comercial (Siderca), an Argentine company and one of the world’s leading manufacturers of seamless steel pipe. As a result of this majority ownership, in an ordinary meeting held on April 30, 2002, the Company’s shareholders appointed the eleven members of Tamsa’s Board of Directors following the nominations made by Siderca.

NOTE 6 — INCOME TAX, ASSET TAX AND EMPLOYEES’ STATUTORY PROFIT SHARING:

The Company and its subsidiaries do not file a consolidated income tax return.

The provisions for income tax, asset tax and employees’ statutory profit sharing charged to income were as follows:

	Nine-month period ended September 30,
	2002	2001

Consolidated income tax currently payable	(Ps 439,444)	(Ps 395,075)
Asset tax	(1,267)	(3,378)
Employees’ statutory profit sharing	(120,151)	(90,098)

	(560,862)	(488,551)
Deferred tax	95,817	61,630
Tax benefit (see last
paragraph of this Note)	343,057	—

	(Ps 121,988)	(Ps 426,921)

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The following table shows a reconciliation of financial reporting income before income tax and taxable income:

	Nine-month period ended September 30,
	2002	2001
Income before income tax, asset tax, employees’ statutory profit sharing, equity in associated companies and other item	Ps 876,606	Ps 1,193,093

Permanent differences:
Net monetary loss for tax purposes	(52,620)	(59,221)
Gain on net monetary position	(51,101)	(17,479)

Timing differences:
Depreciation and other items	359,813	328,534
Depreciation and accelerated depreciation of fixed asset acquisitions	(141,752)	(115,589)
Excess of cost of sales over inventory purchases	133,051	52,432

Other	276,055	(206,947)

Combined net taxable income	1,400,052	1,174,823
Current tax losses arising from the period	22,610	—

Taxable income	1,422,662	1,174,823
Tax rate (%)	35	35

	497,932	411,188
Restatement for inflation	7,335	6,731

	505,267	417,919
Asset tax and income tax loss
carryforwards and other	(65,823)	(22,844)

Provision for income tax	Ps 439,444	Ps 395,075

The main temporary differences of Tamsa and its Mexican subsidiaries for which deferred income tax is recognized, are analyzed as follows:

	September 30,
	2002	2001

Inventories	Ps 833,103	Ps 722,443
Properties, plant and equipment — Net	6,110,559	5,891,990
Provisions and allowances	(287,516)	(230,344)
Tax loss carryforwards	(68,631)	(63,518)

	6,587,515	6,320,571
Income tax rate	35%	35%

Deferred income tax	2,305,630	2,212,200
Asset tax carryforwards	(24,789)	(15,301)

Deferred income tax	Ps 2,280,841	Ps 2,196,899

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Deferred income tax of the period was determined as follows:

	Nine-month period ended September 30,
	2002	2001
Deferred income tax at the end of the period	Ps 2,280,841	Ps 2,196,899
Deferred income tax at the beginning of the period	(2,118,300)	(2,268,842)
Application to the loss from holding
non-monetary assets	(258,358)	10,313

Deferred income tax of the period	(Ps 95,817)	(Ps 61,630)

As a result of modifications to the Income Tax Law, approved on January 1, 2002, the current income tax rate of 35% will be reduced by 1% annually beginning in 2003 until it reaches a rate of 32% in 2005. This gradual decrease of the income tax rate will reduce deferred tax liability and will increase net income and stockholders’ equity by approximately Ps176,858.

At September 30, 2002, the Company and its subsidiaries had an aggregate Ps68,631 of accumulated tax losses, which can be amortized against profits subject to income tax arising in subsequent years, as shown bellow:

Year	Restated	Year of
of origin	amount	expiration
1998	Ps 41,575	2008
1999	431	2009
2000	18,512	2010
2001	8,113	2011

	Ps 68,631

The tax loss carryforwards amount was restated in accordance with the provisions of the Income Tax Law.

According to the Mexican Tax Law, the Company must pay annually the higher of income or asset tax, which is determined based on the average value of assets, less certain liabilities established by Law. Asset tax payments, when higher than income tax, are refundable and may be carried forward for ten years and credited against future income tax to the extent they exceed future asset tax. The Company has the right to recover the asset tax paid until 2002 in the aggregate amount of Ps24,789, as shown on the next page.

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Year when	Restated	Year of
tax was paid	amount	expiration
1993	Ps 2,538	2003
1994	1,327	2004
1995	1,259	2005
1996	2,059	2006
1997	2,568	2007
1998	4,218	2008
1999	5,196	2009
2000	4,332	2010
2001	908	2011
2002	384	2012

	Ps 24,789

The asset tax amount was restated in accordance with the provisions of the Asset Tax Law.

In the nine-month periods ended September 30, 2002 and 2001, the Company recorded provisions amounting to Ps120,151 and Ps90,098 (Ps118,431 and Ps84,441 nominal amounts), respectively, corresponding to employees’ statutory profit sharing.

Tax benefit:

During 2002, Tamsa received a favorable court decision in the injunction case brought by Tamsa against the Ministry of Finance. This decision increased recoverable income tax loss carryforwards of prior years, the main effect of which was a benefit of Ps338,740 (nominal), which is included in the provision for income tax, asset tax and employees’ statutory profit sharing in the statement of income for the nine-month period ended September 30, 2002.

NOTE 7 — BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

Tamsa and Siderca maintain several operating agreements within the scope of their strategic alliance.

The Company had the following balances with Siderca and its affiliates:

	September 30,
	2002	2001
Accounts receivable	Ps 1,286,050	Ps 1,125,56
Accounts payable	360,075	279,369

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Transactions with Siderca and its affiliates are summarized as follows:

	Nine-month period ended September 30,
	2002	2001
Revenues:
Sales of pipe	Ps 2,058,397	Ps 2,285,726
Rent and services	47,322	64,922

Purchases and expenses:
Purchase of raw materials and pipe	Ps 297,338	Ps 128,252
Purchase of manufacturing
equipment, tools and spare parts	6,111	3,667
Brokerage service commissions	113,458	115,414
Technical assistance and
industrial support	2,896	6,989
Royalties	37,413	28,931
Investment in fixed assets	59,914	116,733
Plant maintenance	34,885	21,906
Other expenses	149,427	139,262

NOTE 8 — OTHER INFORMATION:

Following are details of certain items included in the consolidated balance sheets at September 30, 2002 and 2001.

a.	Cash and cash equivalents:
The Company places its investments with high-credit-quality financial institutions. At September 30, 2002 and 2001, the Company had cash deposits amounting to Ps4,372 and Ps63,174, respectively, the use of which is restricted to guarantees granted in support of loans to subsidiaries and to cover bid and performance bonds related to export operations.
b.	Accounts and notes receivable:

	2002	2001
Customers	Ps 2,244,605	Ps 2,009,027
Officers and employees	24,051	23,569
Income tax receivable (tax benefit)	97,916	—
Other accounts receivable	235,182	129,138

	2,601,754	2,161,734
Allowance for doubtful accounts	(61,719)	(62,834)

	Ps 2,540,035	Ps 2,098,900

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The majority of the Company’s trade accounts receivable are derived from sales to unaffiliated companies in the oil exploration and production industry. The Company performs ongoing credit evaluations of its customers’ financial condition, requires collateral whenever deemed necessary, and maintains allowances for potential credit losses.

c.	Inventories:

	2002	2001
Scrap, sponge iron, and other	Ps 386,675	Ps 356,510
Finished and in-process goods	684,795	793,622
Tools, accessories, spare parts
and material consumption	606,465	647,726

	1,677,935	1,797,858
Allowance for obsolescent inventories	(237,195)	(250,229)

	Ps 1,440,740	Ps 1,547,629

d.	Prepaid expenses and recoverable taxes:

	2002	2001
Other prepaid taxes	Ps 4,760	Ps 17,934
Debt issuance expenses and other	28,861	9,859
Deferred special maintenance to be
amortized	496	17,371

	Ps 34,117	Ps 45,164

e.	Other accounts payable and accrued expenses:

	2002	2001
Income tax payable		Ps 118,883
Employees’ statutory profit sharing	Ps 118,432	88,619
Other taxes payable	255,695	50,238
Interest and commissions payable	5,231	7,791
Other	84,083	131,610

	Ps 463,441	Ps 397,141

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NOTE 9 — INFORMATION ABOUT FOREIGN OPERATIONS:

The Company has been involved in the following events regarding its foreign commercial activities:

a.	In June 1995 the US Department of Commerce established compensatory quotas of 23.79% applicable to the Oil Country Tubular Goods (OCTG) exports, which were reduced to 21.79% in July 1996. During the five years in which the antidumping order was applicable, there were three administrative reviews in which no dumping margin was found. In August 2000, Tamsa started a sunset review process on this case. On March 9, 2001, the US Department of Commerce issued a definitive resolution continuing the application of compensatory quotas of 21.79% on Mexican exports of OCTG and on June 15, 2001, a final resolution of the US International Trade Commission was issued, which ratified the continuation of the antidumping order. Tamsa requested to appeal these decisions, which it considers unjustified, before a North American Free Trade Agreement (NAFTA) panelalso, the Mexican government is preparing an appeal to the World Trade Organization.
b.	On June 30, 1999, five American steel manufacturers (plaintiffs) filed with the US Department of Commerce an antidumping complaint against manufacturers of conduction seamless steel pipes of high and standard pressure from Japan, Romania, South Africa, Mexico and the Czech Republic. In July 2000, the final resolution on antidumping was issued, resulting in a margin of 15.05%. The plaintiffs agreed that line pipes installed in water deeper than 1,500 feet (458 meters) not be subject to antidumping restrictions, since American steel manufacturers cannot produce these types of pipes.
c.	In March 1999, Tamsa (through The Mexican Ministry of Commerce and Industry, currently The Ministry of Economics) requested the initiation of an antidumping investigation and the application of dumping margins on seamless steel pipe imports from Japan. The request refers to seamless steel line pipe with a diameter of 16 inches or less. In November 2000, the final resolution was issued establishing compensatory quotas of 99.9%, excluding pipe with a diameter smaller than 4 inches.
d.	In June 2001, investigations were initiated in the United States under section 201 of the 1974 Act, concerning the need to impose safeguard provisions against imported steel products that could damage the American steel industry. On March 6, 2002, the United States excluded Mexico and Canada, as members of NAFTA, from these investigations.
e.	In April 2002, a new process of safeguard was initiated by the Canadian government, relating, among other steel products, to non-oil conduction pipes with a diameter up to 16 inches. On July 5, 2002, Mexico, as a member of NAFTA, was excluded from this process.

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f.	On May 20, 2002, the government of The People’s Republic of China initiated an investigation for the application of safeguard provisions against steel products imports. This investi-gation included OCTG pipe, as well as line pipe used in oil ducts and gas ducts. Provisional measures were imposed for a six-month period, which established a compensatory quota of 8% and a global amount of 157,000 metric tons starting on May 24, 2002. Tamsa has provided the information required by the Chinese government and the hearings have concluded. The Company expects that the final resolution of this process will be on November 20, 2002.
g.	The Mexican steel industry requested The Ministry of Economics to increase duties on certain steel products from countries that do not have trade agreements with Mexico, in order to protect against imports from countries that cannot sell their products in the United States and divert them to Mexico as an alternative market. On September 5, 2001, the Official Gazette established a decree modifying the duties on 41 products, including all non-oil related seamless tubular products, as well as welded steel fittings.
On March 15, 2002, duties for these products were subject to another increase, from 25% to 35%; this increase was motivated by the significant increase in imports from Eastern Europe. On September 24, 2002, the Mexican government reduced the duty on the above-mentioned products back to 25%, effective until September 2003.

NOTE 10 — FAIR VALUE OF FINANCIAL INSTRUMENTS AND OTHER INVESTMENTS AND COMMITMENT:

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents, short-term investments and accounts and notes receivable - The carrying amounts approximate their fair market value.

Short-term notes payable to banks - The carrying amounts of the Company’s borrowings under its short-term credit agreements approximate their fair value. These liabilities are presented in the consolidated balance sheets at their face value. The interest payable on these liabilities is included in other accounts payable and accrued expenses and the carrying amounts of these liabilities also approximate their fair market values.

Derivative financial instruments - The Company enters into forward contracts in foreign currencies, metals and energy sources.

Due to the variations in the aluminium market price during 2000, the Company entered into twelve forward contracts for this commodity, with monthly maturities, to buy aluminium from July 2000 to June 2001, resulting in a net gain amounting to $74 during the maturity of those contracts.

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Due to the increase in natural gas market price, in the second half of year 2000, the Company signed two forward contracts to buy natural gas for the period from September 2000 to February 2001, resulting in a net gain amounting to $791 during the maturity of those contracts.

To hedge the decrease in natural gas market price, on March 2, 2001, the Company entered into an agreement with ENRON North America Corp. (ENRON) for a put option to sell 200,000 million British Thermal Units (BTU) of natural gas monthly, with a strike price of $4.05 dollars per million BTU from March 2002 to December 2003. However, as a result of Enron’s bankruptcy, there is no reasonable prospect of exercising the Company’s option under this contract, consequently the premium of $2,290 paid to ENRON was written-off in the last quarter of 2001, as there was no future economic benefit from this asset.

In order to cover its exposure from the contract signed with Petroleros Mexicanos (PEMEX), mentioned below, and to swap the fixed price from $4 dollars per million BTU established in the contract into the market price, during March and April, 2002, the Company entered into two option contracts with Citibank, N. A., New York and JP Morgan Chase Bank to sell 160,000 million BTU of natural gas monthly for each contract, at a strike price of $4 dollars per million BTU when market prices of natural gas are not lower than $2 dollars and not higher than $4 dollars per million BTU, for the period from May 1, 2002 to February 28, 2003, likewise; for the period from March 1, to December 31, 2003, the strike price is $4 dollars per million BTU when market prices of natural gas are not lower than $2.25 dollars and not higher than $4 dollars per million BTU. Likewise, the Company is obligated to sell natural gas at $4 dollars when market prices are higher than $4 dollars for the period from May 1, 2002 to December 31, 2003. Additionally, the Company is obligated to buy 320,000 million BTU of natural gas monthly at a base price of $2.765 dollars per million BTU, for the period from January 1, 2004 to December 31, 2005.

On May 17, 2001, the Company entered into two $5,000 forward currency contracts to exchange Mexican pesos for US dollars. The first contract had a fixed exchange rate of Ps9.48 per US dollar maturing on November 21, 2001. The second contract had a fixed exchange rate of Ps9.94 per US dollar maturing on May 21, 2002. On September 12, 2001, the Company offset the effects of the forward contracts entered into on May 17, 2001 by entering into two additional $5,000 forward contracts to exchange US dollars for Mexican pesos with the same maturity dates as the contracts mentioned above. The contract fixed exchange rates were Ps9.575 and Ps10.045, respectively. These contracts generated a net gain of Ps475 and Ps525, respectively, which was recorded in income of year 2001.

To fulfill the annual payments established in the contracts signed with NKKTubes, affiliated company, and to hedge its exchange rate exposures between Japanese yen and US dollar, on December 14, 2001, the Company entered into a JPY37,392 forward contract to exchange Japanese yens for US dollars at a fixed exchange rate of JPY125.78 per US dollar, maturing on July 24, 2002. At the maturity date of this contract, the exchange rate was JPY116.6 per US dollar, resulting in a net gain of $23.

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On December 18, 2001, the Company signed a $5,000 forward contract to exchange US dollars for Mexican pesos at a fixed exchange rate of Ps9.48 maturing on June 19, 2002. On May 13, 2002, the Company offset the effect of the contract mentioned above by entering into a new forward contract to exchange US dollars with the same amount and maturity date of the first contract, at a fixed exchange rate of Ps9.56, realizing a net gain of Ps400 at the maturity date of the contracts.

On June 19 and 20, 2002, in order to hedge the exchange rate exposures on receivables denominated in Euros maturing in July and August, 2002, the Company entered into two forward contracts to sell EUR6,800 and EUR8,975 at a fixed exchange rate of $0.96 and $0.95 per EUR, respectively, with maturities at July 26 and August 30, 2002, respectively.

Commitment:

On February 22, 2001, the Company entered into a three-year agreement with PEMEX to receive approximately 296,600 million BTUs of natural gas, on a monthly basis, for the period from January 1, 2001 to December 31, 2003, at a fixed price of $4.0 dollars per million BTU.

NOTE 11 — INVESTMENTS IN ASSOCIATED COMPANIES:

Consorcio Siderurgia Amazonia, Ltd.:

On January 27, 1998, Consorcio Siderurgia Amazonia, Ltd. (Amazonia), of which Tamsa owned 12.5% through its wholly-owned subsidiary Tamsider LLC, acquired 70% of CVG Siderurgica del Orinoco, C. A. (Sidor), a Venezuelan company, for $1,202,000. The purchase price was subsequently reduced by $150,000.

The share purchase agreement contains certain covenants for Amazonia and its shareholders, for a period of five years that are required to be guaranteed by Amazonia’s shareholders to the Fondo de Inversiones de Venezuela (The Venezuelan Investment Fund) and Corporacion Venezolana de Guayana (CVG) for up to $150,000. Covenants include the obligations to continue with Sidor’s operations, to supply the requirements of the Venezuelan market, to make certain capital investments and to manage the labor force, as well as the obligation to maintain majority ownership of Sidor. This guarantee was reduced to $125,000 in 2001 and to $75,000 in 2002, since there was no execution of the guarantee in the immediately preceding year. At September 30, 2002, Tamsa’s maximum proportionate exposure was $9,375; this guarantee expires in January 2003.

Additionally, the shareholders of Amazonia entered into an agreement under which Amazonia and its stockholders were jointly liable to the Venezuelan government for certain debt of Sidor amounting to $602,800. This guarantee was limited only to any interest due and unpaid during the years ended December 31, 1998 and 1999; however, from the third year onwards it also covered any principal amounts due and unpaid.

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On February 23, 2000, Amazonia and Sidor completed agreements with their creditors to restructure their respective debts. The restructuring agreement with the creditors of Amazonia and of Sidor required additional contributions of $300,000 by the stockholders of Sidor, of which $210,000 were provided indirectly by the stockholders of Amazonia through the subscription of subordinated convertible debt and through capital contributions, and the Company was granted a two-year grace period in order to amortize its restructured liabilities.

Tamsa’s participation, via Tamsider LLC, was $36,144, which included capital and interest due on prior loans to Sidor of $18,866. A portion of the funds was contributed as capital stock of $18,137, which increased Tamsider LLC’s equity in Amazonia from 12.5% to 14.1% and the remainder as subscription of convertible debentures of subordinated debt of $18,007 issued by Amazonia. Tamsider LLC’s participation included the portion corresponding to Siderurgica Venezolana Sivensa, S. A., a stockholder of Amazonia, which was not in a position to contribute additional funds.

As a result of the restructuring process, Amazonia had a debt of approximately $245,000 (excluding the subordinated convertible debt explained in more detail below) and Sidor’s debt was approximately $1,200,000. Additionally, Sidor agreed to assign a part of its fixed assets to a trust designating its creditors as beneficiaries for up to $827,000. Tamsider LLC’s shares in Amazonia continue to be pledged to Amazonia’s creditors.

As a consequence of continuing negative conditions in the worldwide steel industry, the slow-down in the financial markets, the adverse economic and politic situation in Venezuela and other adverse factors, at September 30, 2002, Sidor was in default on certain contractual obligations under the restructuring agreement with its creditors and The Venezuelan Investment Fund, such as: (i) payment of interest due on December 18, 2001, (ii) the deposit of payments of interest, in reserve accounts, on certain debts as stated in the restructuring agreements, and (iii) meeting certain financial ratios. As a result of this default, Sidor’s debt is callable at the option of its creditors.

Amazonia and Sidor continue the negotiations with their creditors and The Venezuelan Government, to restructure their debt. At the date of these financial statements, such negotiations have resulted in significant achievements, including the signing of an agreement between both parties.

Tamsa accounts for its equity in the results of Amazonia, through its subsidiary, by translating Amazonia’s financial statements expressed in US dollars at the exchange rate on the balance sheet date. Additionally, Tamsa recognized a gain on net monetary position corresponding to Amazonia of Ps55,764 and Ps51,645 at September 30, 2002 and 2001, respectively, which is included in the equity in income (loss) of associated companies in accordance with Statement B-15 issued by the MIPA.

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During the last quarter of 2001, due to the financial condition of Sidor, as a result of the situations mentioned above, Tamsider LLC recorded a valuation allowance of Ps152,501 ($15,000) to reduce the value of its investment in Amazonia and the subordinated convertible debentures.

Tamsa’s initial investment, made through Tamsider LLC, of $87,800 and its additional capital contribution of $18,137, and $18,006 of subordinated convertible debentures, have been reduced at September 30, 2002 due to the recognition of Amazonia’s results using the equity method of accounting, and for the valuation allowance mentioned above up to Ps205,444 ($20,208). Assets of Tamsider LLC comprise Amazonia’s shares and the subordinated convertible debentures.

At September 30, 2002, Tamsider LLC continues having an exposure of $97,131 corresponding to guarantees covering Sidor’s debt with The Venezuelan Bank of Economic and Social Development (formerly the Venezuelan Investment Fund). In addition, Tamsa continues to be guarantor on the performance bond mentioned above.

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